CLEMENT PARTNERSHIP
                            ( A LIMITED PARTNERSHIP)

                              FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT





The Partners
Clement Partnership

We have audited the accompanying balance sheet of Clement Partnership (the "Partnership") as of December 31, 2001 and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP


Certified Public Accountants

Tampa, Florida
March 8, 2002


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                               CLEMENT PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                                 BALANCE SHEETS
                                  DECEMBER 31,
                            (in thousands of dollars)



                                                                              2001              2000
                                                                                            (unaudited)
                                                                       --------------------------------------
ASSETS

Marine vessel held for lease, at cost                                   $         16,525   $         16,525
Less accumulated depreciation                                                    (15,286)           (14,531)
                                                                        -------------------------------------
    Net equipment                                                                  1,239              1,994

Accounts receivable                                                                  302              1,024
                                                                        -------------------------------------
      Total assets                                                      $          1,541   $          3,018
                                                                        =====================================


LIABILITIES AND PARTNERS' CAPITAL

Liabilities:
Accounts payable and accrued expenses                                   $            263  $              64
Due to affiliates                                                                     48                 94
Drydock reserves                                                                      --                850
                                                                        -------------------------------------
  Total liabilities                                                                  311              1,008
                                                                        -------------------------------------

Partners' capital (deficiency):
Limited partners                                                                   1,302              2,074
General partner                                                                      (72)               (64)
                                                                        -------------------------------------
  Total partners' capital                                                          1,230              2,010
                                                                        -------------------------------------

      Total liabilities and partners' capital                           $          1,541  $           3,018
                                                                        =====================================




















                 See accompanying notes to financial statements.

                               CLEMENT PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                            STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,
                            (in thousands of dollars)



                                                           2001                 2000               1999
                                                                             (unaudited)        (unaudited)
                                                     ----------------------------------------------------------
REVENUES

Lease revenue                                         $        4,099       $        8,058     $         4,099
Interest and other income                                          1                   15                 256
                                                      ---------------------------------------------------------
  Total revenues                                               4,100                8,073               4,355
                                                      ---------------------------------------------------------

EXPENSES

Depreciation                                                     755                  755                 456
Marine operating expenses                                      2,691                5,265               4,253
Repairs and maintenance                                          616                1,068                 231
Management fees to affiliate                                     117                  297                  48
Insurance expense                                                202                   95                 416
Administrative expenses to affiliates                            122                   71                  51
Administrative and other                                          52                   27                  22
                                                      ---------------------------------------------------------
  Total expenses                                               4,555                7,578               5,477
                                                      ---------------------------------------------------------

      Net income (loss)                               $         (455)      $          495     $        (1,122)
                                                      =========================================================





























                 See accompanying notes to financial statements.

                               CLEMENT PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                            (in thousands of dollars)





                                                                       Limited         General
                                                                       Partners        Partner           Total
                                                                   -------------------------------------------------
  Partners' capital (deficiency) at December 31, 1998
     (unaudited)                                                    $       3,943   $         (45)  $       3,898

Net loss (unaudited)                                                       (1,110)            (12)         (1,122)

Cash distribution (unaudited)                                                 (33)             --             (33)
                                                                    ------------------------------------------------

  Partners' capital (deficiency) at December 31, 1999
     (unaudited)                                                            2,800             (57)          2,743

Net income (unaudited)                                                        490               5             495

Cash distribution (unaudited)                                              (1,216)            (12)         (1,228)
                                                                    ------------------------------------------------

  Partners' capital (deficiency) at December 31, 2000
     (unaudited)                                                            2,074             (64)          2,010

Net loss                                                                     (450)             (5)           (455)

Cash distribution                                                            (322)             (3)           (325)
                                                                    ------------------------------------------------

  Partners' capital (deficiency) at December 31, 2001               $       1,302   $         (72)  $       1,230
                                                                    ================================================






















                 See accompanying notes to financial statements.

                               CLEMENT PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                            STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,
                            (in thousands of dollars)

                                                                      2001               2000              1999
                                                                                      (unaudited)      (unaudited)
                                                               ---------------------------------------------------------

OPERATING ACTIVITIES

Net income (loss)                                              $          (455)   $          495   $          (1,122)
Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
  Depreciation                                                             755               755                 456
  Provision for drydock expense                                             --               850                  --
  Changes in operating assets and liabilities:
    Accounts receivable                                                    722              (899)                684
    Prepaid expenses                                                        --                --                  19
    Accounts payable and accrued expenses                                  199               (35)                  3
    Due to affiliates                                                      (46)               62                  (7)
    Drydock reserves                                                      (850)               --                  --
                                                               ---------------------------------------------------------
      Net cash provided by operating activities                            325             1,228                  33
                                                               ---------------------------------------------------------

FINANCING ACTIVITIES

Cash distributions-General Partner                                          (3)              (12)                 --
Cash distributions-limited partners                                       (322)           (1,216)                (33)
                                                               ---------------------------------------------------------
      Net cash used in by financing activities                            (325)           (1,228)                (33)
                                                               ---------------------------------------------------------

Net change in cash and cash equivalents                                     --                --                  --
Cash and cash equivalents at beginning of year                              --                --                  --
                                                               ---------------------------------------------------------
Cash and cash equivalents at end of year                       $            --    $           --   $              --
                                                               =========================================================























                 See accompanying notes to financial statements.

                               CLEMENT PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION

Clement Partnership, a California limited partnership (the Partnership), was formed during December 1990. The Partnership was formed for the purpose of purchasing a tanker marine vessel and commenced significant operations in December 1990. The Partnership has no employees nor operations other than the operation of the marine vessel. The Partnership is owned 99% by the limited partners and 1% by the General Partner. The Partnership has two limited partners: PLM Equipment Growth Fund I (EGF I), a California limited partnership, and PLM Equipment Growth Fund V (EGF V), a California limited partnership, (collectively, the Limited Partners). The Limited Partnership is owned 50% by EGF I and 50% by EGF V. The General Partner is the Clement Corporation (CC) which is owned 50% by EGF I and 50% by EGF V.

PLM Financial Services Inc., (FSI) is the General Partner of EGF I and EGF V. FSI is a wholly-owned subsidiary of PLM International, Inc.

The marine vessel was purchased in December 1990 for $14.9 million. EGF I and EGF V paid acquisition fees of $0.8 million to FSI, which were capitalized as part of the cost of the marine vessel.

     ESTIMATES

These accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All amounts as of and for the years ended December 31, 2000 and 1999 are unaudited.

     OPERATIONS

The marine vessel in the Partnership is managed under a continuing management agreement by PLM Investment Management, Inc. (IMI), a wholly-owned subsidiary of FSI. IMI receives a monthly management fee from the Partnership for managing the marine vessel (Note 3). FSI, in conjunction with its subsidiaries, sells equipment to investor programs and third parties, manages pools of transportation equipment under agreements with investor programs, and is the general partner of other limited partnerships.

     CASH AND CASH EQUIVALENTS

All cash generated from operations is distributed to the partners; accordingly, the Partnership has no cash balance at December 31, 2001 and 2000.

     ACCOUNTING FOR LEASES

The marine vessel in the Partnership is leased under operating leases. Under the operating lease method of accounting, the leased asset is recorded at cost and depreciated over its estimated useful life. Rental payments are recorded as revenue over the lease term as earned in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases".

                               CLEMENT PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     DEPRECIATION

Depreciation of the marine vessel is computed using the double-declining balance method, taking a full month's depreciation in the month of acquisition, based upon an estimated useful life of 12 years. The depreciation method changes to straight-line when the annual depreciation expense using the straight-line method exceeds that calculated by the double-declining balance method. Acquisition fees of $0.8 million, that were paid to FSI, were capitalized as part of the cost of the marine vessel. Major expenditures that are expected to extend the marine vessel's useful life or reduce future equipment operating expenses, have been capitalized and depreciated over the estimated remaining life of the marine vessel.

     MARINE VESSEL

Marine vessel held for operating leases is stated at cost less any reductions to the carrying value as required by Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121).

In accordance with SFAS No. 121, the General Partner reviews the carrying value of the Partnership's marine vessel at least quarterly and whenever circumstances indicate that the carrying value of the marine vessel may not be recoverable due to expected future market conditions. If the projected undiscounted cash flows and the fair market value of the marine vessel is less than the carrying value of the marine vessel, a loss on revaluation is recorded. No revaluations to the marine vessel were required in 2001, 2000, or 1999.

In October 2001, Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), which replaces SFAS No. 121. SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity, and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001.

The Partnership will apply the new rules on accounting for the impairment or disposal of long-lived assets beginning in the first quarter of 2002, and they are not anticipated to have an impact on the Partnership's earnings or financial position.

     REPAIRS AND MAINTENANCE

Repairs and maintenance for the marine vessel are the obligation of the Partnership. Costs associated with marine vessel drydocking are estimated and accrued ratably over the period prior to such drydocking. The $0.9 million of drydock reserves accrued in 2000 were used during 2001 as the repairs and maintenance were performed. During 2001, the General Partner determined that, due to the age of the vessel, drydocking would no longer be performed, and, accordingly the Partnership is no longer building reserves.

     NET INCOME (LOSS) AND CASH DISTRIBUTION TO LIMITED PARTNERS

The net income (loss) and cash distributions of the Partnership are allocated 99% to the limited partners and 1% to the General Partner. The net income (loss) and cash distributions are allocated to the limited partners based on their percentage of ownership in the Partnership.

Cash distributions are recorded when paid.









                               CLEMENT PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     COMPREHENSIVE INCOME (LOSS)

The Partnership's comprehensive income (loss) is equal to net income (loss) for the years ended December 31, 2001, 2000, and 1999.

2.   GENERAL PARTNER

CC contributed $100 of the Partnership's initial capital. CC is owned by two shareholders: EGF I owns 50% and EGF V owns 50%. Dividends, if declared, are paid to the shareholders based on the percentage of ownership each shareholder owns.

3.   TRANSACTIONS WITH AFFILIATES

Under the equipment management agreement, the Partnership pays IMI a monthly management fee attributable to owned equipment equal to the lesser of (i) a) 10% of the amount of cash flows from operations or b) 1/12 of 1/2% of the book value of the equipment portfolio, subject to a reduction in certain events, as described in the limited partnership agreement for EGF and the lesser of (ii) a) the fees that would be charged by an independent third party for similar servies for similar equipment or (b) 5% of gross revenues for EGF V. The Partnership's management fee expense to affiliate was $0.1 million, $0.3 million, and $48,000 during 2001, 2000, and 1999, respectively. For EGF V, the Partnership's management fee in 2001 was less than an independent third party management fee charged for similar services for similar equipment. The Partnership reimbursed FSI $0.1 million, during 2001, 2000, and 1999, respectively, for data processing and administrative expenses directly attributable to the Partnership.

Partnership management fees payable to IMI were $48,000 and $0.1 million as of December 31, 2001 and 2000, respectively.

4. MARINE VESSEL ON LEASE

The Partnership's marine vessel is leased to multiple operators on a time charter basis. In such instances, revenues are earned from each lessee that hires the marine vessel for a specific voyage.

The marine vessel's leases are being accounted for as operating leases. There are no future minimum rentals under non-cancelable leases at December 31, 2001. Per diem and short-term rentals consisting of utilization rate lease payments included in lease revenues amounted to $4.1 million in 2001, $8.1 million in 2000, and $4.1 million in 1999.

5. GEOGRAPHIC INFORMATION

The Partnership's marine vessel is leased to multiple lessees in different regions that operate worldwide.

                               CLEMENT PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS

6. INCOME TAXES

The Partnership is not subject to income taxes, as any income or loss is included in the tax returns of the individual partners owning the Limited Partners. Accordingly, no provision for income taxes has been made in the financial statements of the Partnership.

As of December 31, 2001, the financial statement carrying amount of assets and liabilities was approximately $5.6 million lower than the federal income tax basis of such assets and liabilities, primarily due to differences in depreciation methods.

7.   CONCENTRATIONS OF CREDIT RISK

Financial   instruments,   which   potentially   subject  the   Partnership   to
concentrations of credit risk, consist principally of accounts receivable.

The Partnership's lessees that accounted for 10% or more of the total revenues for the marine vessel during the past three years were: Vitol (65% in 2001, 50% in 2000, and 18% in 1999), Candy (11% in 2001), Reliance (10% in 2001), Newton
(14% in 2001),  Chemoil (17% in 2000),  Trafigura  (15% in 2000),  Enjet (35% in
1999), Sonangol (14% in 1999), and Koch (15% in 1999).

As of December 31, 2001, the General Partner believes the Partnership had no other significant concentrations of credit risk that could have a material adverse effect on the Partnership.